Morgan Stanley Charter Campbell L.P.
C/O Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY  10036

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

October 16, 2007


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:   Morgan Stanley Charter Campbell L.P. (the "Company")
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 9, 2007
      File No. 000-50064

Ladies and Gentlemen:

      In furtherance of the letter submitted by Cadwalader, Wickersham & Taft LLP, on behalf of Demeter Management Corporation, the general partner of the Company (the "General Partner"), dated October 9, 2007 in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Lee Horwitz, Chief Financial Officer of the General Partner, dated September 5, 2007, with respect to the above-referenced filings, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Morgan Stanley Charter Campbell L.P.
By: Demeter Management Corporation, as General Partner of Morgan Stanley Charter Campbell L.P.


By:   /s/ Walter Davis
      --------------------------------
      Name:  Walter Davis
      Title:  President

cc:   Kevin Woody, Branch Chief
      Jennifer Monick
      Lee Horwitz
      Jeremy Beal
      Michael D. Wasserman, Esq.
      Todd M. Hand, Esq.
      Edwin L. Lyon, Esq.